ROPKA LAW, LLC

215 Fries Mill Road

Turnersville, New Jersey 08012

(856) 374-1744

(1-866) 272-8505 (Fax)

April 16, 2024

VIA EDGAR

Christina DiAngelo Fettig, Senior Staff Accountant

U.S. Securities and Exchange CommissionDivision of Investment Management, Disclosure Review Office

100 F Street N.E.Washington DC 20549

Re:

Archer Investment Series Trust (“Registrant”)

File Nos. 333-163981 / 811-22356

Dear Mrs. DiAngelo Fettig:

Kindly accept this letter in response to our telephone conversation on February 14, 2024, wherein you provided comments to the above referenced registrant’s 2023 Annual Report, Form N-CSR filed on November 9, 2023 and the Registrant’s website.

As to the Registrant’s 2023 Annual Report to Shareholders.

1)

You have noted that on page #5, in the first sentence of the 3rd full para. of the Advisor’s commentary, it states that the Multi-Cap Fund invests in up to 75 equity positions while the Prospectus states in up to 100 equity positions, and you have asked that the Registrant reconcile these two representations.

Response: The Registrant confirms that the Multi-Cap Fund invests in up to 100 equity positions. Accordingly, the Registrant will revise its commentary to more precisely reflect this investment strategy in future filings.

2)

 You have asked that Registrant provide additional information relating to the Structures Notes which it invests in, and their financial characteristics reflected in the Registrant’s “Schedule of Investments” in order to provide greater transparency of these investments.

Response:  The Registrant believes that the representations made are consistent with industry transparency requirements.

3)

You have asked that the footnote referencing “Variable Rate” appearing on page #23 of the Annual Report, be provide a description of the referenced rate and spread and: (1) the end of

Ms. Christina DiAngelo Fettig

April 16, 2024

period interest rate or (2) disclose the end of period reference rate, as required in  Reg. SX 1212 -  Footnote #4.

Response: The Registrant in its future filings, to the extent that the current disclosure does not, will modify the referenced “Variable Rate” footnote to provide a description which better satisfies Reg. SX 1212 -  Footnote #4.

4)

You asked that the applicable disclosure with respect to N-CSR, Item 11(b) be revised to comply with the instructions as required.

Response:  The Registrant, in its future filings, will revise the referenced Item 11(b) disclosure to meet the applicable instructions.

5)

You asked that with respect to the Focus Fund and the Multicap Fund, that the Registrant confirm that these funds are “Diversified” and reflect this in future filings.

Response:  The Registrant confirms that the Focus Fund and the Multicap Fund  are “Diversified” Funds.  Accordingly, the Registrant will reflect this in its future filings.

As to the Registrant’s website:

6)

You have asked that the Registrant update its website to reflect the 2023 Prospectus.

Response: The Registrant confirms that it has updated its website to reflect the 2023 Prospectus.

7)

You noted that the Balanced Fund’s fact sheet, as presented on the website, appears to represent that the Fund holds a percentage range of equity positions which are inconsistent with the Fund’s Principal Investment Strategies as reflected in the fund’s Prospectus.

Response: The Registrant will revise the Balanced Fund’s fact sheet on its website to better reflect the Fund’s Principal Investment Strategy as presented in its Prospectus.

8)

You note that the asset allocation chart appearing on the website seemed to be to be cut off.

Response:  The Registrant has revised the applicable chart to resolve this issue

9)

You noted that the Registrant’s Annual and Semi-Annual Reports do not appear to be available on the Registrant’s website.

Response:  The Registrant’s website displays its’ Annual and Semi-Annual Reports at the bottom of the “home” of its’ website. .

Ms. Christina DiAngelo Fettig

April 16, 2024

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR

cc: client